September 12, 2025

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Attention:	Gus Rodriguez
Karl Hiller

Re:	Forward Air Corporation
Form 10-K for the Fiscal Year ended December 31, 2024
Filed March 24, 2025, as amended
File No. 000-22490

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Forward Air Corporation, a Delaware corporation (the “Company” or “Forward”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on March 24, 2025 (as amended, the “Form 10-K”) and the Company's prior response letter dated July 28, 2025 (the "Response Letter") set forth in a letter to the Company dated August 25, 2025 (the “Second Comment Letter”), which comments were discussed with Mr. Gus Rodriguez and Mr. Karl Hiller from the Commission on a call with members of the Company's management and a representative of the Company's independent audit firm held on September 4, 2025.

The numbered paragraphs and headings below correspond to those set forth in the Second Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2024

Financial Statements
Note 3 - Acquisitions, page F-22

1.
We note that in response to the last point of prior comment four you refer to Schedule II of the response for a description of the interests established as part of the Up-C structure, which includes a representation that each of the Company Series B Preferred Stock/Units and the Company Series C Preferred Stock/Units are equivalent to 1/1000 of a common share. Please reconcile that view with your description of terms, indicating that a single Series B Unit is equivalent to a common share with respect to voting and exchange rights, and that a single Series C Unit is equivalent to a common share with respect to both dividend and conversion rights. Please identify the particular features of the Units that are in fact equal to 1/1000 of a common share, if such features exist, and explain the reasons for this structure considering those features that your disclosures indicate are equivalent.

Response: The Company respectfully advises the Staff that the references in Schedule II to one unit of Company Series B Preferred representing 1/1000 of a share and one unit of Company Series C Preferred representing 1/1000 of a share (footnotes 2 and 4) refer to, respectively, one share of Company Series B Preferred Stock and Company Series C Preferred Stock, rather than one common share. Pursuant to articles of amendment to the Company’s restated charter adopted on January 25, 2024, the Company designated classes of Series B Preferred Stock and Series C Preferred Stock, which were issued in the form of units where a single unit represents 1/1000th of one share of Series B Preferred Stock or Series C Preferred Stock. The Company includes in this response a revised Schedule II to clarify the foregoing. In future filings, when referring to one unit of Company Series B Preferred representing 1/1000 of a share and one unit of Company Series C Preferred representing 1/1000 of a share, the Company will clarify that the reference relates, respectively, to a share of Company Series B Preferred Stock and Company Series C Preferred Stock, rather than a common share.

2.
We note your response to prior comment five indicating that you did not consider the disclosure requirements in FASB ASC 805-20-30-1 and 7 to be applicable, stating that "no noncontrolling interest was present or recognized in the purchase accounting of the Omni Acquisition" and you attribute the noncontrolling interest entirely to the formation of the Up-C structure, as if this were a discrete and unrelated event.

However, in the third paragraph of the revisions outlined in Schedule III of your response, and now present in your interim report, you explain that the Up-C structure was established prior to the acquisition and reference the purchase accounting applied when stating "...the noncontrolling interest related to Opco Class B Units and Opco Series C-2 Preferred Units (totaling a 30.5% economic interest in Opco) was measured and recognized based on the fair market value of net assets acquired in the Omni Acquisition and the historical carrying value of the Company’s operating assets so contributed." We also note that you report a $412 million noncontrolling interest arising in connection with the acquisition in your equity statement on page F-8.
Given that your new disclosure and earlier reporting in the equity statement are inconsistent with having not identified a noncontrolling interest in your purchase price allocation on page F-24, and considering your statement that "...shareholders of Omni did not retain a direct interest in the Omni business or acquire any direct interest in the legacy Forward business" further revisions to your financial statements and disclosures appear to be necessary to resolve the inconsistent reporting and to clarify whether or not in your view the noncontrolling interest arises in connection with the acquisition, and if not how your transaction structure obviates the need to recognize the noncontrolling interest in your purchase price allocation, notwithstanding the fact that a noncontrolling interest was established concurrently with the acquisition.
In either case please modify your presentation in the equity statement and expand your disclosure to separately report the composition of value ascribed to the noncontrolling interest, to include identifying the amount attributable to the acquisition and separately the amount representing dilution to your interest in the legacy Forward Air business, to comply with FASB ASC 810-10-50-1A(c.2 and d).
Response: The Company appreciates the Staff’s continued review and detailed observations regarding the Company's prior response to comment five, as set forth in the Response Letter, as well as the Staff's review of the Company's disclosures related to the recognition and measurement of noncontrolling interest in connection with the Omni Acquisition and the formation of the Up-C structure set forth in the Company's Form 10-Q for the quarter ended June 30, 2025 (the "Form 10-Q").

Upon further review, the Company acknowledges that the disclosures in the Company's Form 10-Q may have created ambiguity regarding the timing and attribution of the noncontrolling interest recognized in its financial statements. Specifically, while the Company's Response Letter indicated that no noncontrolling interest was present or recognized in the purchase accounting for the Omni Acquisition, the Company's subsequent disclosures in the Form 10-Q referenced the measurement of noncontrolling interest based on the fair value of net assets acquired and the historical carrying value of contributed operating assets. The Company also recognizes that the presentation in its equity statement on page F-8 of the Company's Form 10-K, which reports a $412 million noncontrolling interest arising in connection with the Omni Acquisition, may be inconsistent with the absence of a noncontrolling interest in the purchase price allocation on page F-24 of the Form 10-K. The ambiguities and inconsistencies may have resulted from the Company's abbreviated disclosures relating to the final determination made upon the application of consolidation accounting, which did not include detailed disclosures relating to the calculations that led to the final determination.

To address these inconsistencies and to comply with the disclosure requirements of FASB ASC 805-20-30-1 and 7, as well as ASC 810-10-50-1A(c.2 and d), the Company proposes to add the following footnote to the Equity Consideration amount included in the Company's purchase price allocation table and define the purchase price amounts as "Total purchase price and noncontrolling interest".

"1Includes (i) $84,138 related to the issuance of the 700 common shares and 1.21 shares of Series C Preferred Stock, (ii) $345,003 related to the fair value of the Class B Opco units and (iii) $188,327 related to the fair value of the noncontrolling interest retained by the Omni holders. In consolidation, the Class B Opco units are eliminated and $121,379 is recorded to additional paid-in capital as an equity transaction and $223,284 is recorded to noncontrolling interest representing the Omni holders share of the historical carrying value of the Company’s net operating assets."

The Company believes this revision will resolve the inconsistencies identified by the Staff and provide users of its financial statements with a clear and transparent understanding of the recognition, measurement, and composition of the noncontrolling interest in connection with the Omni Acquisition and the Up-C structure.

3.
We note your response to prior comment seven explaining that while the $13.3 million liability recognized in connection with your acquisition based on terms of the tax receivable agreement ("TRA") with former shareholders of Omni "...does not take into account any liabilities which may be incurred under the TRA as a result of any [future] exchanges of Opco Class B Units...or any payments that would be required under the early termination provisions of the TRA."

However, it appears that you have nevertheless declined to provide an estimate of the reasonably possible range of payments beyond the amounts accrued, and have not provided any incremental disclosures to explain how the amount accrued compares to the payment that would be required under the early termination provisions.
We understand from your extensive list of reasons why the estimate has not been disclosed that you would need to base any estimate on assumptions about matters that will not be known until some future date. However, given the general and early termination provisions, we continue to believe that you should provide updated estimates of the amounts payable under the TRA at each balance sheet date, based on the then existing market price of your shares and the assumption that all criteria for payment had been met on the balance sheet date. We reissue prior comment seven.

Response: The Company respectfully acknowledges the Staff’s continued request to provide updated estimates of the amounts payable under the TRA at each balance sheet date. While the Company continues to believe that estimating the maximum amount payable under the TRA involves significant uncertainty, the Company acknowledges the Staff’s position and, in future filings, the Company will provide incremental disclosures with respect to a range of the amounts that could potentially be payable under the TRA at each balance sheet date, including an estimate of the maximum amount that could be payable based on the Company’s assumptions which will be included in the enhanced disclosure.

The Company appreciates the Staff’s guidance and is committed to ensuring that the Company’s future disclosures address the concerns raised in the Staff’s comment.

*       *       *

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Flora R. Perez, Esq. at (954) 768-8210.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Flora R. Perez
Flora R. Perez, Esq.

cc:	Shawn Stewart, Chief Executive Officer
Jamie Pierson, Chief Financial Officer
Michael Hance, Chief Legal Officer and Secretary

Schedule II

Type of Equity Consideration	Economic Rights	Voting Rights	Conversion and/or Exchange Rights	Amount Issued as Acquisition Consideration at Closing, as Converted and Exchanged to Company Common Stock (in thousands)[1]	Amount Outstanding as of 12/31/2024 (in thousands)
Company Common Stock	Typical common equity rights.	Each share entitles holder to one vote on each matter submitted for shareholder vote.	Not applicable.	700 shares	29,761 shares
Company Series B Preferred Stock/Units[2]	No economic rights.	One unit has the same voting power as one share of Company Common Stock.	May be exchanged, with corresponding number of Clue Opco LLC Class B Units, for equivalent number of shares of Common Stock.	4,435 units[3]	10,088 units
Company Series C Preferred Stock/Units[4]	Cumulative annual dividend which begins to accrue on the first anniversary of closing. Otherwise, one unit participates on same basis as one share of Company Common Stock.	None, subject to customary protective provisions for the holders of Company Series C Preferred Units.	Automatically converts to Company Common Stock upon shareholder approval. Shareholder approval granted on June 3, 2024.	1,210 units	None.
Clue Opco LLC Class B Units	As a result of the Up-C structure, generally the same as Company Common Stock.	None.	May be exchanged, with corresponding number of Company Series B Preferred Units, for equivalent number of shares of Common Stock.	See footnote 3 hereto.	10,088 units
Clue Opco LLC Series C-2 Preferred Units	Cumulative annual dividend which begins to accrue on the first anniversary of closing. Otherwise, one unit participates on same basis as one Clue Opco LLC Class B Unit.	None.
Automatically converts to Clue Opco LLC Class B Units upon shareholder approval. Upon conversion, Company to issue equivalent number of Company Series B Preferred Units.

Shareholder approval granted on June 3, 2024.
				7,670 units	None.
1 Figures are listed in thousands to align with disclosure in the Form 10-K.
2 One unit represents one one-thousandth (1/1000) of a share of Company Series B Preferred Stock . All shares of Company Series B Preferred Stock are issued in units.
3 Because a Company Series B Preferred Unit and a Clue Opco LLC Class B Unit must be exchanged together to receive one share of Company Common Stock, this figure reflects the number of Company Common Shares receivable for all Company Series B Preferred Stock and Clue Opco LLC Class B Units issued and is accordingly listed only once on this table.
4 One unit represents one one-thousandth (1/1000) of a share of Company Series C Preferred Stock . All shares of Company Series C Preferred Stock are issued in units.